1. Name and Address of Reporting Person:
Alfred D. Kingsley
110 E. 59th
Street, Suite 3203
New York, NY 10022

2.  Name of Issuer and Ticker
or Trading Symbol
BioTime, Inc. (BTX)

Statement for December/10/03


Footnote (3)
On December 10, 2003, BioTime, Inc. commenced a subscription rights offer to its shareholders. BioTime shareholders will receive one subscription right for each share owned, and the rights will entitle the holders to purchase one "Unit" for every eight subscription rights owned (the "Rights Offer"). The subscription price of the Units is $1.40 per Unit. Each Unit will consist of one new common share and one-half of a warrant to purchase an additional common share. Mr. Kingsley has entered into a Standby Purchase Agreement with BioTime in which he has agreed to purchase up to 718,343 Units that remain unsold at the conclusion of the Rights Offer, excluding Units that the Company has authorized to issue to fill over-subscriptions. Of those Units, 133,928 must be purchased for cash, and 584,415 must be purchased by exchanging a principal amount of BioTime Series 2001-A debentures ("Debentures") equal to the subscription price of the Units.

Upon the conclusion of the Rights
Offer, BioTime also will offer to sell an additional 428,571 Units at the subscription price directly to Mr. Kingsley and certain other persons who are named as "Guarantors" in the Standby Purchase Agreement. Mr. Kingsley will have the right but not the obligation to purchase 107,142 of these Units. Mr. Kingsley and each other Guarantor may purchase any Units not purchased by other Guarantors or their designees, subject to proration among the Guarantors who desire to purchase such Units.

Mr. Kingsley
has agreed to exchange $818,182 of Debentures for 584,415 Units, if the Rights offer is over-subscribed so that BioTime issues all of the Units reserved to fill excess over-subscriptions, and if the Guarantors purchase all 428,571 additional Units offered to them.


The Company is
also offering all holders of its Debentures the opportunity to exchange up to $1,500,000 of those Debentures for Units at the subscription price per Unit. It will be possible for Mr. Kingsley to acquire more than 584,415 Units in exchange for Debentures if the Participating Debenture Holders are not required to exchange their Debentures for Units and if they (other than Mr. Kingsley) and the other Debenture holders do not elect to voluntarily exchange their full prorata share of Debentures for Units in the exchange offer. Mr. Kingsley has not determined the amount of his Debentures that he will voluntarily exchange for Units.

Under the Standby Purchase
Agreement, BioTime has agreed to issue Mr. Kingsley 335,227 warrants as part of the consideration for his agreement to purchase unsold Units in the Rights Offer. The warrants will be issued five business days after expiration of the Rights Offer.